UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.            Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K contains information regarding a reverse stock split of the outstanding class A common stock of Paragon Shipping Inc.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-192517) filed with the U.S. Securities and Exchange Commission with an effective date of January 8, 2014.

Reverse Stock Split

On February 22, 2016, Paragon Shipping Inc. (the “Company”) filed Articles of Amendment to its Amended and Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of class A common stock, par value $0.001 per share. A copy of the amendment is attached hereto as Exhibit 3.01.

As previously disclosed on a Form 6-K filed on February 16, 2016, on February 12, 2016, the shareholders of the Company authorized the Company’s board of directors (the “Board of Directors”) to effect one or more reverse splits of the Company’s issued and outstanding common stock at a ratio within the range from 1-for-2 up to 1-for-50, at any time prior to February 12, 2017, at the discretion of the Board of Directors.

On February 16, 2016, the Board of Directors authorized a reverse stock split at a ratio of 1-for-38, which will be effective at 12:01 a.m. New York time (5:01 p.m. Marshall Islands time) on March 1, 2016. As a result of the reverse stock split, every 38 shares of the Company’s pre-reverse split class A common stock will be combined and reclassified into one share of the Company’s class A common stock. No fractional shares of common stock will be issued as a result of the reverse stock split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares.

The par value and other terms of Company’s common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y6728Q145. The Company’s transfer agent, Computershare Trust Company, N.A. and Computershare Inc. is acting as exchange agent for the reverse stock split and will send instructions to shareholders of record regarding the exchange of certificates for common stock.

On February 29, 2016, the Company issued the press release relating to the reverse stock split. A copy of the press release that discusses these matters is filed as Exhibit 99.01 to, and incorporated by reference in, this report.

The following exhibits are filed herewith:

Exhibit Number	Description

3.01	Articles of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on February 22, 2016.

99.01	Press Release, issued by Paragon Shipping Inc. on February 29, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: February 29, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer

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